Pça. Comandante Linneu Gomes, s/nº Portaria 3 - CEP 04626-020 Jd. Aeroporto - São Paulo, SP - Brasil

Page 1	May 24, 2018

VIA EDGAR TRANSMISSION

Ms. Effie Simpson

Ms. Claire Erlanger
Division of Corporation Finance

Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      Gol Intelligent Airlines Inc.

Form 20-F for the fiscal year ended December 31, 2017

Filed April 30, 2018

File No. 001-32221

Response to Staff Comment Letter dated May 11, 2018

Dear Ms. Simpson and Ms. Erlanger:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “SEC”) (the “Staff”) on May 11, 2018, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 30, 2018 (the “2017 Form 20-F”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 5 and have provided responses immediately below each comment.

SEC Comment No. 1.

Item 4A. History and Development of the Company

General

1)      On page 20, you state that your international alliance reach is broad with partner airlines offering flights covering several continents including Africa, and that these partner airlines include Air France – KLM, Emirates, Etihad Airways and Qatar Airways. According to their websites, each of these airlines flies to and from Sudan. Sudan is designated by the U.S. Department of State as a state sponsor of terrorism, and it is subject to U.S. export controls. You do not provide disclosure about Sudan in your Form 20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, including with its government, whether through subsidiaries, affiliates, alliance or codeshare partners, or other direct or indirect arrangements.

Pça. Comandante Linneu Gomes, s/nº Portaria 3 - CEP 04626-020 Jd. Aeroporto - São Paulo, SP - Brasil

Page 2	May 24, 2018

Response to Comment No. 1.

The Company has not had, does not have and does not anticipate having any contact with Sudan or its government, including any flights operated by the Company or on aircraft leased by the Company to Sudan. Additionally, our codeshare agreements with partner airlines do not contemplate and do not cover flights to or from Sudan and any changes to this would require regulatory approvals in Brazil, Sudan and the home country of the partner airline.

SEC Comment No. 2.

Item 3. Key Information

A. Selected Financial Data, page 4

2)      We note your disclosure on page 7 of the non-GAAP financial measure EBITDAR. In light of the fact that this measure eliminates aircraft rent, which is a normal, recurring cash operating expense necessary to operate your business, please revise, if true, to disclose that you present this measure solely as a valuation metric and to add disclosure emphasizing the limitations of its use, including that it should not be viewed as a measure of overall performance.

Response to Comment No. 2.

In its Amendment No. 1 to its 2017 Form 20-F, which the Company will file with the SEC by May 30, 2018 for purposes of submitting financial information in eXtensible Business Reporting Language (the “Amendment”), and in future filings with the SEC, the Company will adjust its disclosure regarding EBITDAR to conform with SEC Comment No. 2. In addition, the Company notes that, as disclosed in Item 5B. Liquidity and Capital Resources in the Company’s 2017 Form 20-F, IFRS 16 Leases, issued by the International Accounting Standards Board, will effectively eliminate EBITDAR as a valuation metric in the aviation industry for periods beginning on or after January 1, 2019.

SEC Comment No. 3.

Audited Financial Statements for the Year Ended December 31, 2017

Statement of Cash Flows, page F-8

3)      We note that as part of non-cash transactions at the bottom of the statement of cash flows, the years ending December 31, 2017 and 2016 include a significant amount of engine maintenance financing. Please explain to us the nature of these transactions and tell us why they are appropriately presented as non-cash transactions.

Pça. Comandante Linneu Gomes, s/nº Portaria 3 - CEP 04626-020 Jd. Aeroporto - São Paulo, SP - Brasil

Page 3	May 24, 2018

Response to Comment No. 3.

The Company has entered into maintenance service agreements for aircraft parts and engine repairs with Delta Air Lines and Air France – KLM. The Company’s maintenance service agreement with Delta Air Lines was entered into in 2010 and renewed in 2016. The Company’s maintenance service agreement with Air France – KLM was entered into in January 2017. These maintenance service agreements are described in the Company’s 2017 Form 20-F in explanatory note 10.4 – Maintenance and financing contract for parts and engine maintenance, on page F-31, and explanatory note 10.6 – Strategic business partnership agreement, on page F-32, respectively, to the Company’s audited consolidated financial statements as of and for the year ended December 31, 2017.

As of December 31, 2017 and December 31, 2016, the outstanding balances payable to Delta Air Lines under the maintenance service agreement were R$372,511 thousand and R$201,170 thousand, respectively, which will be paid in quarterly installments from March 2018 to December 2020.

As of December 31, 2017, the outstanding balance payable to Air France – KLM under the maintenance service agreement was R$157,264 thousand, which will be paid in quarterly installments from March 2018 to December 2020.

The amounts of R$529,775 thousand as of December 31, 2017 and R$201,170 thousand as of December 31, 2016 presented as non-cash transactions in the Company’s consolidated statements of cash flows did not have a cash impact on the Company’s cash flows in the periods in which the services were rendered.

SEC Comment No. 4.

Note 13. Earnings Per Share, page F-36

4)      We note from your disclosure of your earnings per share calculation that you use a different numerator for common and preferred shares. Please revise to include a reconciliation of each numerator to profit or loss attributable to the parent entity. Your revised disclosure should include an explanation of how you calculated or determined each of the net income amounts. See guidance in paragraph 70(a) of IAS 33.

Pça. Comandante Linneu Gomes, s/nº Portaria 3 - CEP 04626-020 Jd. Aeroporto - São Paulo, SP - Brasil

Page 4	May 24, 2018

Response to Comment No. 4.

In the Company’s calculation of earnings (loss) per common share and earnings (loss) per preferred share, the numerator used considers the economic rights attributed to each class of shares by reflecting the proportional interest of each in the net income (loss) for the year attributable to equity holders of the parent.

Considering the guidance in paragraph 70(a) of IAS 33 and the Staff’s Comment No. 4, the Company will include the following additional information in its Amendment and in future filings with the SEC:

(i)                 The Company’s preferred shares carry economic rights, including dividend rights, 35 times those of common shares. Accordingly, net income (loss) for the year attributable to equity holders of the parent is allocated in proportion to equity holders’ interest in common shares and preferred shares.

(ii)               The following table sets forth net income (loss) for the year attributable to equity holders of the parent for the periods indicated:

	December 31, 2017			December 31, 2016			December 31, 2015
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net income (loss) for the year attributable to equity holders of the parent	7,869	11,315	19,184	353,129	496,490	849,619	(2,123,945)	(2,336,938)	(4,460,883)
	7,869	11,315	19,184	353,129	496,490	849,619	(2,123,945)	(2,336,938)	(4,460,883)
Denominator
Weighted average number of outstanding shares (in thousands)*	4,981,350	204,664		5,035,037	202,261		5,035,037	158,285
Effects of dilution from stock options	-	2,614		-	347		-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)*	4,981,350	207,278		5,035,037	202,608		5,035,037	158,285

Basic earnings (loss) per share	0.002	0.055		0.070	2.455		(0.422)	(14.764)
Diluted earnings (loss) per share	0.002	0.055		0.070	2.450		(0.422)	(14.764)

(*) Weighted average considers the split of common shares approved at the Company’s extraordinary shareholders’ meeting on March 23, 2015, in accordance with IAS 33. Earnings per share presented herein reflects the economic rights attributable to each class of shares.

Pça. Comandante Linneu Gomes, s/nº Portaria 3 - CEP 04626-020 Jd. Aeroporto - São Paulo, SP - Brasil

Page 5	May 24, 2018

SEC Comment No. 5.

Note 25. Segments

25.2 Results of Operating Segments, page F-51

1)      We note that the table on page F-51 shows the type of revenue for each segment. However, the title given to the total of all revenue by segment is “gross profit,” rather than net revenue. Please revise to remove the gross profit title from this line item, or alternatively, if gross profit is reviewed by the CODM, include a line for “cost of services” below the total of net revenue, and present the appropriate amount of gross profit by segment.

Response to Comment No. 5.

The Company has reviewed the table on page F-51 of its 2017 Form 20-F and concluded that the line item “gross profit” should have been identified as “total net revenue.” The Company will reflect this in its Amendment and in future filings with the SEC.

*******

The Company acknowledges that:

  it is responsible for the adequacy and accuracy of disclosures in its filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
  it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*******

Pça. Comandante Linneu Gomes, s/nº Portaria 3 - CEP 04626-020 Jd. Aeroporto - São Paulo, SP - Brasil

Page 6	May 24, 2018

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55 (11) 3927-7702, or me at +55 (11) 5098-7881.

Sincerely,

/s/ Richard F. Lark, Jr.
GOL Linhas Aéreas Inteligentes S.A.
By: Richard F. Lark, Jr.
Title: Chief Financial Officer

cc:  Effie Simpson and Claire Erlanger, Division of Corporation Finance
United States Securities and Exchange Commission
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP